PUBLIC

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

11019301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd.
(No. and Street)

Cleveland (City) OH (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sherry Lavin (800) 222-5520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gain Capital Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

GAIN CAPITAL SECURITIES, INC.

DECEMBER 31, 2010

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
GAIN CAPITAL SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc. (the Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 21, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 826,024
CASH ON DEPOSIT WITH CLEARING BROKER	100,131
RECEIVABLE FROM CLEARING BROKER	18,344
PROPERTY AND EQUIPMENT - AT COST, $69,711 LESS ACCUMULATED DEPRECIATION OF $65,238	4,473
GOODWILL	532,776
OTHER ASSETS	32,126
	$ 1,513,874

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 64,039
DUE TO RELATED PARTY	343,371
	407,410

COMMITMENT

SHAREHOLDER'S EQUITY

COMMON STOCK No par value, 1,000 shares authorized, 1,000 shares issued and outstanding	100,000
ADDITIONAL PAID-IN CAPITAL	2,125,000
DEFICIT	(1,118,536)
	1,106,464
	$ 1,513,874

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in twenty-nine states, including the State of Ohio. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Municipal Securities Rulemaking Board (MSRB), specializing in selling investment securities.

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly-owned by Gain Capital Holdings, Inc. (the Parent).

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $100,000 of an interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Receivables and Credit Policies

Receivable from clearing broker is an uncollateralized broker obligation due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivable from clearing broker, net of trading costs, is stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivable based on historical collectibility. In the opinion of management, at December 31, 2010, all receivables were considered collectible and no allowance was necessary.

Depreciation

Depreciation is provided by the straight-line method over the following estimated useful lives:

Leasehold improvements	Terms of lease
Office equipment	3 years

Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

During 2010, the Company reported a net operating loss for income tax purposes which resulted in an amount due from the Parent totaling $241,000.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. PROPERTY AND EQUIPMENT – AT COST

At December 31, 2010, property and equipment were as follows:

Leasehold improvements	$ 59,145
Office equipment	10,566
	69,711
Less: Accumulated depreciation	65,238
	$ 4,473

4. GOODWILL

The Company reviews goodwill for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. During 2010, the Company determined that its fair value, which was estimated based on the value of the platform used for product lines, was greater than its carrying value. Accordingly, there was no impairment loss recognized in 2010.

5. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) on December 31, 2008 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2011, unless notice of termination is given by either party.

At December 31, 2010, due to related party consisted of amounts due to GCGLLC related to services under the Agreement less the amount due from the Parent as a result of the Company's net operating loss for 2010 (see Note 2).

NOTES TO THE FINANCIAL STATEMENT

6. COMMITMENT

Lease

The Company leases office space under an operating lease in Ohio, which expires October 2010. The future minimum lease payments for this office space for 2011 are $18,000.

7. RETIREMENT SAVINGS PLAN

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees who have completed three months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 15% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan.

8. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater f $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rules 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iv), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $518,845, which was $468,845 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was 0.79 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

focused.
experienced.
responsive.

GAIN CAPITAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

Cohen
Fund Audit Services